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April 9, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Marion Graham
    Jeff Kauten
    Division of Corporation Finance
    Office of Technology

Re:     System1, Inc.
    Post-Effective Amendment No. 1 to Registration Statement on Form S-1
    Filed March 29, 2024
    File No. 333-262608

Ladies and Gentlemen:
On behalf of our client, System1, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 5, 2024 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 1 to Form S-1 filed with the Commission by the Company on March 29, 2024 (the “Registration Statement”).
For your convenience, we have the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General
Your registration statement was initially declared effective April 18, 2022 with audited financial statements through the fiscal year ended December 31, 2021. Please advise as to whether any sales have been made after May 1, 2023 under this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any sales having been made after May 1, 2023 under or pursuant to the Registration Statement.

April 9, 2024 Page 2
    We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (213) 891-7421.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc:    Michael Blend, System1, Inc.
    Tridivesh Kidambi, System1, Inc.
    Daniel Weinrot, System1, Inc.